[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 10, 2014

VIA FEDEX AND EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lands’ End, Inc.
Registration Statement on Form 10-12B
Filed December 6, 2013
File No. 001-09769

Dear Mr. Reynolds:

On behalf of our client, Lands’ End, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 2, 2014, with respect to the filing referenced above.

Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-09769) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on December 6, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

General

1.	We note that certain information will be disclosed in future amendment(s) to your information statement, such as the company share distribution number, 2013 executive compensation figures and pro forma capitalization figures. Please provide all information required in an amended filing and note that we may additional comment.

Response: The Company acknowledges the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

2.	With a view to clarifying disclosure, please advise us of the timeline for the different conditions to the spin-off, including those set forth on page 94, the board’s approval, the execution of the “Internal Transactions,” and acceptance for listing by NASDAQ. In this regard, please confirm your understanding that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please note that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Please provide a copy of the financial advisor opinion referenced on page 12.

We note that fractional shares will be aggregated and sold in the public market by the distribution agent. Please provide an analysis regarding the conditions in Sections 6 of Staff Legal Bulletin No. 4.

Response: The Company currently expects that the conditions to the spin-off, including those set forth on page 94 of the Information Statement, will be satisfied or waived prior to the distribution, with the precise timing of each such satisfaction or waiver dependent on a variety of factors, including finalization of the Registration Statement and the material agreements described therein. For illustrative purposes, with respect to the execution of the internal transactions associated with the separation and distribution and the approval of the Sears Holdings board of directors, the Company currently expects that these conditions will not be satisfied until immediately prior to the distribution. By contrast, the Company expects that the acceptance for listing of the Company’s common stock by NASDAQ will be received shortly before the record date, and that the Company’s common stock will begin trading on or shortly before the record date on a “when-issued” basis, as set forth in the Information Statement.

The Company acknowledges the Staff’s comment and hereby confirms its understanding that the Registration Statement will be deemed effective by lapse of time 30 days after the receipt by the Commission of the certification by NASDAQ that the common stock of the Company has been approved by the exchange for listing and registration, and that the Company will be subject to the reporting requirements under Section 13(a) of the Exchange Act even if the SEC has not cleared its comments at that time, and that the Staff will continue to review the Registration Statement until all of its comments have been addressed.

The Company respectfully notes that the receipt of a solvency opinion from an outside financial advisor to the board of directors of Sears Holdings is a stated condition to the completion of the spin-off for the sole benefit of the board of directors of Sears Holdings. Sears Holdings is not required to obtain a solvency opinion from any specific financial advisor or in any predetermined form, and Sears Holdings may waive the condition in its sole discretion. In addition, the Company respectfully advises the Staff that it does not expect the solvency opinion to be finalized and delivered, if at all, until immediately prior

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

to final approval of the distribution by the board of directors. The Company does not anticipate that the solvency opinion, if delivered, will contain any unusual or extraordinary terms or conditions as compared to solvency opinions provided in other similar spin-off transactions.

In accordance with Section 6 of Staff Legal Bulletin No. 4, dated September 16, 1997, the Company intends to enter into an agreement with Computershare Inc. (together with its fully owned subsidiary, Computershare Trust Company, N.A., “Computershare”) which will require Computershare to make all sales of the aggregated fractional shares of the Company in the open market at then-prevailing market prices. The Company will not determine when, how or through which broker-dealer Computershare will make such sales. In addition, neither the Company nor Sears Holdings is an affiliate of Computershare or an affiliate of any broker-dealer.

Summary, page 1

3.	We note the references to $104,000 average household income and percentage of customers within the 36–55 age group. Please revise to provide the bases for these statements.

Response: The Information Statement has been revised on pages 2, 55 and 59 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

4.	Please revise your Management’s Discussion and Analysis to provide clearer discussion and analysis of your business as seen through the eyes of those who manage it. Your MD&A should enhance the overall financial disclosure and provide the context within which financial information should be analyzed. For example, we note your discussion of “same store sales” as a comparative metric. However, it is unclear to what extent you use this or other key performance indicators in the management of your business. And you do not clarify the components of same store sales or whether e-commerce sales are included in the metric. As another non-exclusive example, it is unclear if you believe your gross margin will be negatively impacted by the significant additional costs as a standalone company (referenced in the last full paragraph on page 41) or any necessity to hire a significant number of employees to replace services formerly provided by Sears employees. Please revise accordingly.

Response: The Company respectfully notes that the disclosure on page 41 addresses its expectations regarding the impact of the spin-off, and has revised the Information Statement on pages 41 and 43–48 in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

Results of Operations, page 42

5.	We note you have included gross margin exclusive of depreciation and amortization in the table presented and in your analysis of gross margin. Please clearly indicate in the table and in your discussion that gross margin is exclusive of depreciation and amortization. Please also discuss why you believe gross margin, exclusive of depreciation and amortization, is useful and state that your gross margins may not be comparable to other entities that include all costs related to the sale of their products in their gross margin measure.

Response: The Information Statement has been revised on page 42 in response to the Staff’s comment.

Liquidity and Capital Resources, page 47

6.	We note significant fluctuations in your cash flows from operating activities during the periods presented. Your net cash provided by operating activities decreased by $128 Million during 2011 and increased by $82 million during 2012. We note that you have provided a general discussion for the reasons for the change. However, your discussions did not clearly identify the specific quantitative effect of the underlying causal factors responsible for the change. To enhance an investor’s understanding, please revise to include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows.

Response: The Information Statement has been revised on page 48 in response to the Staff’s comment.

7.	We note the “Description of Material Indebtedness” on page 52. It is unclear why you do not address this on page 47. Please revise or advise.

Response: The Information Statement has been revised on page 48 in response to the Staff’s comment.

8.	Please revise the discussion of your liquidity requirements and cash resources to further address, in quantified terms, your total sources of cash (including “from our parent company”), indebtedness and cash requirements. In this regard, please revise to address your liquidity requirements on both a short-term (12 months) and long-term basis. Please also address here or where appropriate any events, trends or uncertainties. We note, for example, the trend in store within-a-store closures, uncertainty with respect to Sears, and anticipated termination of LC and other sources of liquidity. It is unclear, for example, if you have plans to replace sources of liquidity you expect to terminate.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

Response: The Information Statement has been revised on pages 47 and 48 in response to the Staff’s comment.

The Company respectfully advises the Staff that it is in the process of pursuing a revolving credit facility that would provide for the issuance of Letters of Credit and otherwise serve as a source of liquidity. The Company will disclose the terms of any such financing transactions and complete other information in the Registration Statement relating thereto in a subsequent amendment to the Registration Statement.

Financial Instruments with Off-Balance Sheet Risk, page 48

9.	We note your expectation that upon completion of the separation, Sears Holdings “will terminate its support of the LC Facility and that SRAC [Sears Roebuck Acceptance Corporation] will no longer issue letters of credit to secure the LC Facility.” We further note that you anticipate Sears Holdings “will no longer cause letters of credit to be issued for [y]our benefit” upon completion of the separation. Revise to discuss in greater detail the implication of such events to the company and its ability to pay for inventory. If material, add a risk factor.

Response: The Information Statement has been revised on page 50 in response to the Staff’s comment. The Company does not believe that the events described therein with respect to the Letters of Credit would have a material impact on the Company’s ability to pay for inventory or otherwise necessitate discussion under a risk factor.

Pledged Assets, page 63

10.	We note that Sears Holdings’ domestic credit facility and senior secured notes are a) secured, in part, by a first lien on certain company assets “consisting primarily of the inventory and credit card receivables directly or indirectly owned by Lands’ End and one of its subsidiaries” and b) guaranteed by the company and such subsidiary. We further note that you expect the lien and guarantee obligation to be released prior to completion of the spin-off. Please advise us where the release provision will be located in your transition agreements.

Response: Section 9.13 of the Second Amended and Restated Credit Agreement, dated April 8, 2011 (as amended or otherwise modified, the “Credit Agreement”), among Sears Holdings, the other parties party thereto, and Bank of America, N.A., as agent, provides that the agent may take any action requested by Sears Holdings necessary to release liens on collateral and any guarantee obligations in connection with certain permitted dispositions. The spin-off constitutes a permitted disposition under the Credit Agreement. The collateral and guarantee release under the Credit Agreement should occur automatically in connection with the spin-off, and, at Sears Holdings’ request, any acknowledgment thereof will be in the form of (i) a letter acknowledgment from the agent under the Credit Agreement and (ii) a financing statement or other lien terminations, if necessary.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

Pursuant to Section 10.04(i) of the indenture related to Sears Holdings’ senior secured notes, the Company as a note guarantor is automatically released from its guarantee obligations if it ceases to be a subsidiary of Sears Holdings. In connection with the spin-off, the Company will cease to be a subsidiary and thus any guarantee provided by it under the indenture will be released. The release of liens on collateral of the Company will occur concurrently with the release of the guarantee pursuant to Section 11.03(c) of the indenture.

We expect that provisions addressing the release of the lien and guarantee obligations will be located in the separation and distribution agreement, a form of which the Company expects to file in a subsequent amendment to the Registration Statement.

Management, page 65

11.	We note that you have two named executive officers and one director. Please advise us of additional disclosure you anticipate providing in future amendments about named executive officers and directors to be hired. In this regard, please revise page 25 and where appropriate to identify your “executive management team” to the extent material.

Response: The Information Statement has been revised on pages 4, 25 and 57 in response to the Staff’s comment.

The Company respectfully advises the Staff that it is in the process of determining the individuals who will serve as executive officers and directors of the Company following the spin-off and will disclose their identities and complete other information in the Registration Statement relating thereto in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 85

12.	Please revise the discussion of the various material agreements to disclose the material terms, such as the approximate dollar amounts involved, “certain fees,” and any royalties or other mechanisms to compensate for services provided between the parties. In this regard, we note Note 11 to your audited financial statements on pages F-21-23. We also note the discussion of intellectual property in Note 11 to your audited financial statements.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the amounts referred to therein relate to historical arrangements with Sears Holdings. The Company advises the Staff that it is in the process of determining the terms of the material agreements as such will be in effect following the spin-off and will disclose the material terms in a subsequent amendment to the Registration Statement.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

13.	We note your disclosure in this section regarding the Separation and Distribution Agreement, as well as ancillary agreements to the spin-off. In particular, you note, on page 85 that changes to the agreements, some of which may be material, may be made prior to the spin-off. Please revise to clarify the timing of (1) entry into the various material agreements, (2) the spin-off and (3) effectiveness of the Form 10.

Response: The Information Statement has been revised on page 85 in response to the Staff’s comment.

14.	We note you have not attached several of the agreements discussed under this heading as exhibits. Please discuss the applicability of Item 601(b)(10) of Regulation to these agreements. In particular, we note the Buying Agency Agreements, Call Center Services Agreement, Sears Marketplace-Local Marketplace-MyGofer Fulfilled by Merchant Seller Agreement and Letters of Credit.

Response: The Company respectfully submits that the Co-Location and Services Agreement, Gift Card Services Agreement and Call Center Services Agreement with Sears Holdings and its subsidiaries, as applicable, are contracts such as ordinarily accompany the kind of business conducted by the Company and its subsidiaries. The Company also respectfully submits that these agreements and the Sears Marketplace—Local Marketplace—MyGofer Fulfilled By Merchant (FBM) Seller Agreement are immaterial in amount and significance. The Letters of Credit discussed under this heading were issued in relation to obligations associated with the “ordinary course of business” of the Company and its subsidiaries and the Company does not consider the outstanding amounts under such Letters of Credit to be material.

For the foregoing reasons, the Company believes that Item 601(b)(10) of Regulation S-K does not apply to these agreements. Summaries of these agreements were included in the Information Statement in order to provide full disclosure of all relationships between the Company and the other parties thereto in which any related person has a direct or indirect interest, regardless of materiality.

The Company is in the process of determining the terms of the Buying Agency Agreement and will file a form of such agreement in a subsequent amendment to the Registration Statement.

Reasons for the Spinoff, page 90

15.	Please revise to further clarify the “cash flow profile, financial covenants, anticipated business plans,” which the board reviewed as a basis for its decision as stated on page 6.

Response: The Information Statement has been revised on pages 6 and 90 in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

Conditions to the Spin-Off, page 94

16.	We note that a condition of the spin-off is that any debt financing contemplated to be obtained in connection with the spin-off be obtained. Please revise to clarify the terms of this condition and discuss in greater detail including the amount of any debt financing contemplated and the terms and sources of financing contemplated.

Response: The Company respectfully advises the Staff that it is in the process of pursuing a revolving credit facility that would provide for the issuance of letters of credit and otherwise serve as a source of liquidity. The Company will disclose the terms of any such financing transactions and complete other information in the Registration Statement relating thereto in a subsequent amendment to the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 96

17.	We note that you expect to receive a tax opinion and that you expect the spin-off and related transactions will not result in recognition of taxable gain by you or shareholders. Please revise to clarify (1) whether receipt of the opinion is waivable and (2) whether counsel is issuing a “should” or “more likely than not” opinion due to significant doubt about the tax consequences of the transaction.

Response: The Company respectfully advises the Staff that receipt of the tax opinion is a waivable condition, but that Sears Holdings will undertake to notify Sears Holdings stockholders if such condition is waived. The Information Statement has been revised on pages 12, 14, 95 and 97 in response to the Staff’s comments.

Financial Statements

18.	Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and amend your Form 10 accordingly.

Response: The Company acknowledges the Staff’s comment.

Combined Financial Statements for Fiscal Years Ended February 1, 2013, January 27, 2012 and January 28, 2011

Notes to Financial Statements

Note 12 Segment Reporting, page F-23

19.	Considering you derive revenue by selling several products and services through e-commerce, direct mail catalogs, standalone Land’s End Inlet stores and dedicated Land’s End Shops at Sears, explain to us how you determined that you have two reportable segments and provide the disclosures required by FASB ASC 280-10-50-21.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

Response: The Company has identified two operating segments, Direct and Retail, which also represent its reportable segments, by reviewing its operations based upon the criteria outlined in FASB ASC 280-10-50-1, which describes what constitutes an operating segment. Specifically, a segment:

•	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);
•	has operating results which are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and
•	has discrete financial information available.

These segments were identified based on how business activities are managed and evaluated. While we have determined that both segments sell similar products, we have also recognized that the sales process is different between the two operating segments. The Company has concluded that Direct and Retail are both separate operating segments as each (1) engages in business activities from which the Company earns revenue and incurs expenses, (2) has discrete financial information and (3) has operating results that are used by the Company’s CODM to make resource decisions and assess performance.

Direct segment: The Direct segment is described on pages 54, 58, F-23, F-24 and F-40 of the Information Statement. The Company markets its products primarily through direct mail catalogs and email communications. Its customers can then choose from several ordering methods, including purchasing its products online, by phone or through a mail order, and all such products are delivered directly to customers from the Company’s warehouses. Information used by the CODM to assess performance and allocate resources does not include separate discrete financial information for the e-commerce and direct mail catalog channels and, as such, the Company has concluded that e-commerce and direct mail catalog sales channels do not meet the definition of separate operating segments.

Retail segment: The Retail segment is described on page 54, 58, F-23, F-24 and F-40 of the Information Statement. This segment accounted for approximately 12% of the Company’s 2012 combined revenues. There were 279 Lands’ End Shops at Sears and 14 Lands’ End Inlet Stores at the end of 2012. The Lands’ End Inlet Stores account for less than 2% of the Company’s combined revenue, gross profit, income and assets and separate information about these stores is not included in information used by the CODM to assess performance and allocate resources.

The Information Statement has been revised on pages F-23 and F-40 in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

Item 15. Financial Statements and Exhibits

20.	We note that you will be filing several exhibits by amendment. Please advise as to when you expect to file them and note that we may have comments when filed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the terms of these exhibits and will file such exhibits in a subsequent amendment to the Registration Statement.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 10, 2014

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1393 or by email at IKirman@wlrk.com.

Sincerely,

/s/Igor Kirman

Igor Kirman

Enclosures

cc:	Edgar O. Huber
Chief Executive Officer
Lands’ End, Inc.

Dorian R. Williams
Vice President and Deputy General Counsel
Sears Holdings Corporation